Exhibit 99.3

Management’s Responsibility for Financial Reporting

Management of Brookfield Residential Properties Inc. (“Brookfield Residential”) is responsible for the integrity and fair presentation of the financial information, including the consolidated financial statements and management’s discussion and analysis and review, contained in this annual report. To fulfill this responsibility, the Company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable information is produced. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include some amounts based on management’s best estimates and careful judgment in the circumstances. The consolidated financial statements include the accounts of Brookfield Residential and all of its subsidiaries (collectively, the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements.

Deloitte LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) standards to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting. The Board of Directors carries out these responsibilities primarily through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 11, 2014

Brookfield Residential Properties Inc.	47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Residential Properties Inc. and subsidiaries as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) and our report dated February 11, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 11, 2014

48	2013 Annual Report

Management’s Responsibility on Internal Control over Financial Reporting

Management of Brookfield Residential Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision, of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effective of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992). Management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2013. There are no material weaknesses that have been identified by management.

Brookfield Residential Properties Inc.’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2013, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Residential Properties Inc.’s internal control over financial reporting.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 11, 2014

Brookfield Residential Properties Inc.	49

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the internal control over financial reporting of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013 of the Company and our report dated February 11, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 11, 2014

50	2013 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		As at December 31
	Note	2013	2012
Assets
Land and housing inventory	2	$2,399,242	$2,250,256
Investments in unconsolidated entities	3	206,198	155,352
Commercial properties	4	—	15,363
Commercial assets held for sale	5	47,733	—
Receivables and other assets	7	341,090	331,244
Restricted cash	8	8,169	13,596
Cash and cash equivalents		319,735	49,826
Deferred income tax assets	12	21,594	10,552

Total assets		$3,343,761	$2,826,189

Liabilities and Equity
Notes payable	9	$1,100,000	$600,000
Bank indebtedness and other financings	10	348,853	459,329
Accounts payable and other liabilities	11	418,410	427,020

Total liabilities		1,867,263	1,486,349

Other interests in consolidated subsidiaries	13	36,641	32,445

Preferred Shares – 64,061 shares outstanding (December 31, 2012 – 65,286 shares outstanding)	14	1,600	1,630
Common Shares – 117,026,076 shares outstanding (December 31, 2012 – 116,279,534 shares outstanding)	14	332,511	324,704
Additional paid-in-capital		415,377	411,010
Retained earnings		625,482	483,450
Non-controlling interest	13	35,047	5,539
Accumulated other comprehensive income		29,840	81,062

Total equity		1,439,857	1,307,395

Total liabilities and equity		$3,343,761	$2,826,189

Commitments, contingent liabilities and other	17
Guarantees	18

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		Years Ended December 31
	Note	2013	2012
Revenue
Land		$373,323	$621,905
Housing		982,822	718,465

Total revenue		1,356,145	1,340,370

Direct Cost of Sales
Land		(199,976)	(449,313)
Housing		(781,234)	(598,340)

Total direct cost of sales		(981,210)	(1,047,653)
Selling, general and administrative expense		(170,062)	(128,377)
Equity in earnings from unconsolidated entities	3	8,820	9,882
Depreciation		(4,621)	(3,386)
Interest expense		(51,127)	(41,406)
Other income / (expense)		13,893	(800)

Income Before Income Taxes		171,838	128,630
Current income tax expense	12	(1,953)	(45,879)
Deferred income tax (expense) / recovery	12	(21,272)	9,788

Net Income		148,613	92,539

Other Comprehensive Income
Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries		(51,222)	20,369
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		—	(18,240)

Comprehensive Income		$97,391	$94,668

Net Income / (Loss) Attributable To:
Consolidated		$148,613	$92,539
Non-controlling interests and other interests in consolidated subsidiaries	13	6,453	(622)

Brookfield Residential		$142,160	$93,161

Comprehensive Income / (Loss) Attributable To:
Consolidated		$97,391	$94,668
Non-controlling interests and other interests in consolidated subsidiaries	13	6,453	(622)

Brookfield Residential		$90,938	$95,290

Common Shareholders Earnings Per Share
Basic	16	$1.22	$0.92
Diluted	16	$1.21	$0.91
Weighted Average Common Shares Outstanding (in thousands)
Basic	16	116,670	101,609
Diluted	16	117,645	102,054

See accompanying notes to the consolidated financial statements

52	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2013	2012
Preferred Shares (Note 14)
Opening balance	$1,630	$1,748
Conversion of Preferred Shares into Common Shares	(30)	(118)

Ending balance	1,600	1,630

Common Shares (Note 14)
Opening balance	324,704	93,383
Issuance of Common Shares	7,777	231,203
Conversion of Preferred Shares into Common Shares	30	118

Ending balance	332,511	324,704

Additional Paid-in-Capital
Opening balance	411,010	404,777
Share-based compensation costs	6,340	7,294
Stock option exercises	(2,967)	(1,061)
Non-controlling interest repurchased	994	—

Ending balance	415,377	411,010

Retained Earnings
Opening balance	483,450	390,429
Net income attributable to Brookfield Residential	142,160	93,161
Dividends on Preferred Shares	(128)	(135)
Distributions	—	(5)

Ending balance	625,482	483,450

Accumulated Other Comprehensive Income
Opening balance	81,062	78,933
Other comprehensive (loss) / income	(51,222)	2,129

Ending balance	29,840	81,062

Total Brookfield Residential Equity	$1,404,810	$1,301,856

Non-controlling Interest (Note 13)
Opening balance	$5,539	$6,439
Net loss attributable to non-controlling interest	(340)	—
Non-controlling interest issued / (repurchased)	25,402	(5,927)
Contributions	4,446	5,027

Ending balance	$35,047	$5,539

Total Equity	$1,439,857	$1,307,395

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2013	2012
Cash Flows (Used in) / Provided by Operating Activities
Net income	$148,613	$92,539
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(1,667)	(4,581)
Deferred income tax expense / (recovery)	21,272	(9,788)
Share-based compensation costs	6,340	7,294
Depreciation	4,621	3,386
Amortization of non-cash vendor take back (“VTB”) interest	576	—
Changes in operating assets and liabilities:
Increase in receivables and other assets	(44,687)	(38,346)
Increase in land and housing inventory	(189,815)	(160,865)
(Decrease) / increase in accounts payable and other liabilities	(33,351)	140,312

Net cash (used in) / provided by operating activities	(88,098)	29,951

Cash Flows (Used in) / Provided by Investing Activities
Investments in unconsolidated entities	(76,039)	(14,823)
Distributions from unconsolidated entities	24,747	35,016
Change in restricted cash	5,414	(4,468)

Net cash (used in) / provided by investing activities	(45,878)	15,725

Cash Flows Provided by / (Used in) Financing Activities
Drawings under project-specific and other financings	211,411	327,270
Repayments under project-specific and other financings	(344,480)	(273,641)
Drawings on bank indebtedness	64,333	9,000
Repayments on bank indebtedness	(34,866)	(178,292)
Drawings from affiliate	—	109,000
Repayments to affiliate	—	(335,000)
Drawings under unsecured senior notes payable	500,000	600,000
Common shares issued net of issue costs	—	228,181
Repayments under notes payable	—	(485,673)
Contributions to non-controlling interest and other interests in consolidated subsidiaries	(1,048)	(1,076)
Exercise of stock options	4,810	1,709
Dividends paid to preferred shareholders	(128)	(135)

Net cash provided by financing activities	400,032	1,343

Effect of foreign exchange rates on cash and cash equivalents	3,853	645

Change in cash and cash equivalents	269,909	47,664
Cash and cash equivalents at beginning of year	49,826	2,162

Cash and cash equivalents at end of year	$319,735	$49,826

Supplemental Cash Flow Information
Interest paid	$64,934	$71,921
Income taxes paid	$45,522	$41,867

See accompanying notes to the consolidated financial statements

54	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b)	Revenue Recognition

Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c)	Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

The qualitative competitive market analysis includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the consolidated statement of operations in the period incurred.

(d)	Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life of 40 years using the straight-line method.

56	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(e)	Assets Held for Sale

Long-lived assets and groups of assets and liabilities which are considered to be disposal groups are presented as assets held for sale when the criteria in ASC Topic 360 Property, Plant and Equipment are met. Assets are reclassified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition subject to usual and customary terms, an active program to find a buyer is in place, the sale of the asset is probable within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value and it is unlikely that significant changes to the plan will be made.

While classified as held for sale, assets are carried at the lower of their carrying value and the fair value less costs to sell. Assets held for sale are not depreciated.

(f)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(g)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, assets and liabilities associated with assets held for sale, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(i)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(j)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(k)	Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 15 “Share-Based Compensation” for further discussion.

(l)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(m)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(n)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(o)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

58	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(p)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(q)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(r)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in current earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(s)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(t)	Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2013.

(u)	Reclassification

Certain prior period amounts in the consolidated balance sheet have been reclassified to conform with the December 31, 2013 presentation. Specifically, commercial properties were previously shown within other assets and are now shown as a separate line item, transaction costs on the notes payable were previously shown within notes payable and are now shown within other assets as a deferred asset and accrued interest on the notes payable was previously shown within notes payable and is now shown within accounts payable and other liabilities. The Company has determined that the impact of reclassification is not material to the consolidated financial statements and that there is no impact on the results of operations or cash flows.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	December 31
	2013	2012
Land held for development	$1,525,319	$1,428,693
Land under development	622,668	630,149
Housing inventory	213,349	160,310
Model homes	37,906	31,104

	$2,399,242	$2,250,256

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest capitalized and expensed in the years ended December 31, 2013 and 2012 was as follows:

	Years Ended December 31
	2013	2012
Interest capitalized, beginning of year	$189,984	$202,653
Interest capitalized	26,291	33,410
Interest expensed to cost of sales	(41,352)	(46,079)

Interest capitalized, end of year	$174,923	$189,984

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.8 million (December 31, 2012 – $30.0 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.8 million (December 31, 2012 – $30.0 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

60	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $67.0 million (December 31, 2012 – $63.4 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $117.7 million (December 31, 2012 – $148.5 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Years of Expiry	Number of Lots	Total Exercise Price
2014	1,408	$19,082
2015	539	22,370
2016	665	32,595
2017	—	—
2018	—	—
Thereafter	3,404	43,659

	6,016	$117,706

The Company holds agreements for a further 4,878 acres (December 31, 2012 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2012 – $5.6 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2012 – $58.9 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of December 31, 2013, the Company was involved with 18 unconsolidated entities (December 31, 2012 – 16 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $37.4 million (December 31, 2012 – $32.8 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,849 lots (December 31, 2012 – 1,916 lots) under option. The Company’s share of the total exercise price of these options is $80.1 million (December 31, 2012 – $83.9 million). Summarized financial information on a 100% basis for the combined unconsolidated entities follows:

	December 31
	2013	2012
Assets
Land and housing inventory	$599,487	$377,549
Other assets	57,771	20,469

	$657,258	$398,018

Liability and Equity
Bank indebtedness and other financings	$182,023	$77,442
Accounts payable and other liabilities	62,785	13,485
Equity
Brookfield Residential’s interest	206,198	155,352
Others’ interest	206,252	151,739

	$657,258	$398,018

	Years Ended December 31
	2013	2012
Revenue and Expenses
Revenue	$115,067	$90,186
Direct cost of sales	(80,909)	(78,283)
Other (expense) / income	(6,070)	8,711

Net income	$28,088	$20,614

Brookfield Residential’s share of net income	$8,820	$9,882

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At December 31, 2013, the Company had completion guarantees of $6.4 million (December 31, 2012 – $1.6 million) and recourse guarantees of $1.0 million (December 31, 2012 – $10.2 million) with respect to debt of its unconsolidated entities.

62	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 4. Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Commercial property assets are stated at cost, less accumulated depreciation. The Company’s components of commercial property consist of the following:

	December 31
	2013	2012
Commercial properties	$—	$15,394
Less: accumulated depreciation	—	(31)

	$—	$15,363

Note 5. Commercial Assets Held for Sale

Assets classified as held for sale consisted of the following:

	December 31
	2013	2012
Assets
Commercial properties	$47,144	$—
Accounts receivable and other assets	589	—

Assets held for sale	$47,733	$—

At December 31, 2013, the Company’s commercial properties are presented in commercial assets held for sale as the Company intends to sell developed phases of commercial properties. As required in ASC Topic 360, the assets are recorded at carrying value as the fair value less costs to sell exceeds the carrying amount of the assets to be disposed. These assets are reported in the Canada and California segments.

Note 6. Business Combination

On December 4, 2012, the Company acquired Playa Capital Company LLC (“Playa Vista”), a company developing the master-planned community Playa Vista located in Los Angeles, California. The aggregate purchase price of Playa Vista was approximately $257.8 million.

The acquisition was accounted for as a business combination under the provisions of ASC Topic 805 Business Combinations which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value estimates were made in the fourth quarter of 2012 for acquired assets and assumed liabilities. The measurement process was finalized in the fourth quarter of 2013 and no changes to the values were made.

Costs related to the acquisition of Playa Vista were approximately $0.3 million and were expensed to other expense in 2012, in the consolidated statements of operations.

Brookfield Residential Properties Inc.	63

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table summarizes the measurement of the assets acquired and liabilities assumed:

Fair Value at Acquisition Date
Assets
Residential real estate	$327,620
Commercial real estate	15,179
Receivables	23,241
Other assets	14,842

Total assets acquired	$380,882

Liabilities
Cost to complete obligations	$(118,388)
Accounts payable and other	(4,664)

Total liabilities assumed	$(123,052)

Net assets acquired	$257,830
Cash consideration	$257,830
Goodwill / bargain purchase	$—

The following table presents the revenue and earnings of Playa Vista that is included in our Consolidated Statement of Operations from the acquisition date of December 4, 2012 through December 31, 2012:

Revenues	$264,499
Net Income	$420

The following table presents supplemental pro forma information as if the acquisition of Playa Vista occurred on January 1, 2012. The pro forma consolidated results do not purport to project the future results of the Company combined nor do they reflect the expected realization of any cost savings associated with the Playa Vista acquisition.

2012
(Unaudited)
Revenues	$1,408,710
Net Income	$115,831

Note 7. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Receivables	$278,765	$269,030
Other assets	62,325	62,214

	$341,090	$331,244

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Real estate receivables (a)	$153,367	$154,981
Development recovery receivables (b)	77,252	84,556
Proceeds and escrow receivables (c)	24,692	8,276
Sundry receivables (d)	20,502	18,530
Refundable deposits	2,762	2,252
Taxes receivable	190	435

	$278,765	$269,030

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest of Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater (December 31, 2012 – Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater).

64	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 0.5% to a fixed rate of 6.0% (December 31, 2012 – U.S. prime plus 0.5% to a fixed rate of 6.0%).
(c)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.
(d)	Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts.

As at December 31, 2013 and December 31, 2012, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Transaction costs (a)	$21,726	$10,996
Swap contracts (Note 19)	12,676	9,014
Capital assets (b)	11,615	10,833
Non-refundable earnest funds and investigation fees (c)	8,081	25,023
Other	5,612	3,569
Prepaid expenses	2,615	2,779

	$62,325	$62,214

(a)	The transaction costs are costs related to the issuance of both notes payable (refer to Note 9 – Notes Payable). These costs are amortized using the effective interest rate method over the life of the related debt instrument.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $11.7 million (December 31, 2012 – $11.8 million).
(c)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Note 8. Restricted Cash

At December 31, 2013, the Company had restricted cash consisting of (i) $3.2 million (December 31, 2012 – $8.4 million) relating to cash collateralization of development letters of credit and (ii) $4.9 million (December 31, 2012 – $5.2 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 9. Notes Payable

	December 31
	2013	2012
6.50% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	—

	$1,100,000	$600,000

(a)	On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

Brookfield Residential Properties Inc.	65

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both senior notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition of 2.25 to 1 or a fixed coverage ratio of 2.0 to 1. The Company was in compliance with these financial incurrence covenants as at December 31, 2013.

The transaction costs related to the notes payable are within other assets (refer to Note 7 – Receivables and Other Assets).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

66	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 10. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	December 31
	2013	2012
Bank indebtedness (a)	$206,208	$190,197
Secured VTB mortgages (b)	116,580	49,413
Project-specific financings (c)	26,065	219,719
Due to affiliates (d)	—	—

	$348,853	$459,329

(a)	Bank indebtedness

The Company has three secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks with outstanding amounts totalling $206.2 million (December 31, 2012 – $190.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$219.0 million (US$206.2 million) at December 31, 2013 (December 31, 2012 – C$188.7 million (US$190.2 million)). These facilities allow the Company to borrow up to approximately C$515.0 million (US$484.8 million) as at December 31, 2013 (December 31, 2012 – C$515.0 million (US$519.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta operations and a general charge over the property of Brookfield Residential (Alberta) LP, a wholly owned subsidiary of the Company.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$348.3 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

The Company entered into an operating credit facility on December 19, 2013 with a Canadian bank with no cash borrowings outstanding and $14.2 million in letters of credit outstanding under the credit facility. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations and a general charge over all assets relating to Brookfield Homes (Ontario) Limited, a wholly owned subsidiary of the Company.

As at December 31, 2013, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation, to maintain a minimum consolidated tangible net worth of $1,044.8 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at December 31, 2013, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2013.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 7—Receivables and Other Assets).

(b)	Secured VTB mortgages

$116.6 million (December 31, 2012 – $49.4 million) of the Company’s project-specific financings consist of 29 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages). Secured VTB mortgages mature as follows: 2014 – $50.9 million; 2015 – $34.9 million; 2016 – $9.1 million; 2017 – $7.4 million and thereafter – $14.3 million.

The 25 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $111.1 million (December 31, 2012 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$118.0 million (December 31, 2012 – C$41.8 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at December 31, 2013, these borrowings are not subject to financial covenants.

Brookfield Residential Properties Inc.	67

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Four secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $5.5 million (December 31, 2012 – $7.2 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC, both wholly owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.50% and 12.00% and the debt is secured by the related lands. As at December 31, 2013, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

Project-specific financings totalling $26.1 million (December 31, 2012 – $10.8 million) have a floating interest rate of prime plus 0.75%, mature in 2014 and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$27.7 million (December 31, 2012—C$10.7 million). These facilities require Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370.0 million (US$348.3 million) and a debt to equity ratio of no greater than 1.75 to 1.

As of December 31, 2013, all project-specific secured facilities in the U.S. (December 31, 2012—$208.9 million) had been repaid using proceeds from the $500.0 million unsecured senior notes payable issued on June 25, 2013 (see Note 9 – Notes Payable for additional information).

As at December 31, 2013, the Company was in compliance with all financial covenants related to project-specific financings.

(d)	Due to Affiliates

There were no amounts due to affiliates at December 31, 2013 or 2012 on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the year ended December 31, 2013, interest of $nil (2012 – $11.7 million) was incurred related to this facility.

These facilities require Brookfield Residential US Corporation to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2013, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 11. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Development costs payable (a)	$146,042	$167,106
Trade payables and other accruals	80,059	74,336
Accrued and deferred compensation	35,485	27,803
Due to related party (b)	33,347	25,563
Consolidated land option contracts (c)	29,802	30,010
Customer deposits	26,658	22,790
Share-based compensation (Note 15 (b))	23,312	11,969
Interest on notes payable	17,340	1,841
Warranty costs (Note 17 (b))	13,134	14,179
Swap contracts (Note 19)	6,497	13,779
Current income taxes payable	6,720	26,120
Loans from other interests in consolidated subsidiaries (d)	14	11,524

	$418,410	$427,020

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Promissory note due to a subsidiary of Brookfield Asset Management Inc. See Note 22 “Related Party Transactions”.

68	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(c)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(d)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 12. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the years ended December 31, 2013 and 2012 is as follows:

	December 31
	2013	2012
Statutory rate	25.0%	25.0%
Non-temporary differences	1.0	1.7
Rate difference from statutory rate	0.1	(6.0)
Change in tax rates on temporary differences	—	0.1
Change in valuation allowance	(10.6)	8.1
Other	(2.0)	(0.9)

Effective tax rate	13.5%	28.0%

The Company currently operates in nine different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 13.5% for the year ended December 31, 2013 (December 31, 2012 – 28.0%). The decrease in the effective tax rate for 2013 is due in large part to the improved results in the U.S. which resulted in a decrease in valuation allowance taken on its U.S. deferred tax assets.

The provision for income taxes for the years ended December 31, 2013 and 2012 is set forth below:

	Years Ended December 31
	2013	2012
Current
Canada	$(1,963)	$(45,780)
U.S	—	—
International	10	(99)

Total current expense	(1,953)	(45,879)

Deferred
Canada	(21,996)	8,788
U.S	724	1,000
International	—	—

Total deferred tax (expense) / recovery	(21,272)	9,788

Total income tax expense	$(23,225)	$(36,091)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	December 31
	2013	2012
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(15,957)	$(16,209)
Compensation deductible for tax purposes when paid	10,060	6,133
Differences related to derivative instruments	(533)	3,373
Operating loss carry-forwards	112,674	120,175
Other	5,121	(307)

Net deferred tax assets before valuation allowance	111,365	113,165
Cumulative valuation allowance	(89,771)	(102,613)

Net deferred tax assets	$21,594	$10,552

Brookfield Residential Properties Inc.	69

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $159.9 million and $180.7 million, respectively, as at December 31, 2013 (2012 – $111.1 million and $217.6 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2029 and 2032. The Company also has state loss carryforwards of approximately $219.3 million (2012 – $242.2 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, and which expire between 2014 and 2032.

During the year ended December 31, 2013, the Company decreased the valuation allowance by $13.0 million against its deferred tax assets. The decrease is primarily due to a decrease in valuation allowance of $18.3 million related to an increase of income in the U.S. during the year, partially offset by an increase in valuation allowance recorded of $5.3 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the remaining deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) an increase in profitability in 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-years cumulative loss position with respect to its operations in the U.S. However, the Company’s three-years cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Note 13. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $36.6 million (December 31, 2012 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Other interests in consolidated subsidiaries, beginning of year	$32,445	$32,434
Net income / (loss) attributable to other interests in consolidated subsidiaries	4,546	(622)
Adjustment to fair value of other interests in consolidated subsidiaries	2,240	—
(Distributions) / contributions from other interests in consolidated subsidiaries	(2,590)	633

Other interests in consolidated subsidiaries, end of year	$36,641	$32,445

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $35.0 million (December 31, 2012 – $5.5 million).

70	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the year ended December 31, 2013 was $6.5 million (2012 – $nil).

Brookfield Residential Properties Inc.	71

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 64,061 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Preferred Shares outstanding, beginning of year	65,286	70,002
Conversion of Preferred Shares into Common Shares	(1,225)	(4,716)

Preferred Shares outstanding, end of year	64,061	65,286

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the year ended December 31, 2013 or 2012. The Preferred Shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be converted into Common Shares.

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Common Shares issued, beginning of year	118,279,534	101,342,718
Issuance of Common Shares upon exercise of options	743,198	499,239
Issuance of Common Shares upon equity transactions	—	16,424,696
Conversion of Preferred Shares into Common Shares	3,344	12,881

Common Shares issued, end of year	119,026,076	118,279,534

Common Shares outstanding is determined as follows:

	December 31
	2013	2012
Common Shares issued	119,026,076	118,279,534
Common Shares purchased for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	117,026,076	116,279,534

On November 20, 2012, Brookfield Residential issued 8,000,000 Common Shares for total gross proceeds of approximately $116.0 million through a public offering, and, concurrently, a total of 8,000,000 Common Shares for gross proceeds of $111.0 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, Brookfield Residential issued 424,696 Common Shares under the provision of an over-allotment option available to the underwriters of the Common Share offering, for gross proceeds of approximately $6.2 million. Transaction costs of $5.2 million were incurred in relation to the Common Share offering.

Note 15. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

72	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical Brookfield Residential data to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the year ended December 31, 2013, Brookfield Residential granted a total of 1,180,000 new options (2012 – 1,110,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the years ended December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
Dividend yield	—	—
Volatility rate	37.32%	38.49%
Risk-free interest rate	1.25%	1.41%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the year ended December 31, 2013 was an expense of $6.3 million (2012 – $7.3 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the years ended December 31, 2013 and 2012:

	Years Ended
	December 31, 2013		December 31, 2012
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of year	5,284,187	$9.88	4,673,426	$9.07
Granted	1,180,000	20.99	1,110,000	10.37
Exercised	(743,198)	6.47	(499,239)	3.42

Outstanding, end of year	5,720,989	$12.61	5,284,187	$9.88

Options exercisable, end of year	1,521,111	$10.31	963,994	$9.49

At December 31, 2013, the aggregate intrinsic value of options currently exercisable is $21.1 million (December 31, 2012 – $8.2 million) and the aggregate intrinsic value of options outstanding is $66.2 million (December 31, 2012 – $43.0 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of December 31, 2013 and 2012 is as follows:

	Years Ended
	December 31, 2013		December 31, 2012
	Shares	Weighted Average Fair Value Per Option	Shares	Weighted Average Fair Value Per Option
Unvested options outstanding, beginning of year	4,320,193	$4.90	4,455,582	$4.77
Granted	1,180,000	8.80	1,110,000	4.50
Vested	(1,300,316)	4.48	(1,245,389)	4.10

Unvested options outstanding, end of year	4,199,877	$6.13	4,320,193	$4.90

Brookfield Residential Properties Inc.	73

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At December 31, 2013, there was $12.8 million (December 31, 2012 – $11.7 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.4 years (December 31, 2012 – 3.5 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at December 31, 2013 and December 31, 2012:

	Years Ended December 31
	2013	2012
Outstanding, beginning of year	1,585,889	1,871,100
Granted	39,004	78,348
Redeemed	—	(343,128)
Cancelled	—	(20,431)

Outstanding, end of year	1,624,893	1,585,889

Deferred share units vested	746,210	455,993

Of the 1,599,689 (December 31, 2012 – 1,560,685) units outstanding under the DSUP, 878,683 (December 31, 2012 – 1,129,896) units vest over the next five years. As of December 31, 2013, there are 25,204 units (December 31, 2012 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $23.3 million (December 31, 2012 – $12.0 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the year ended December 31, 2013 was an expense of $11.3 million (2012 – $9.1 million) which has been included in selling, general and administrative expense.

74	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 16. Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 were calculated as follows:

	Years Ended December 31
	2013	2012
Numerator:
Net income attributable to Brookfield Residential.	$142,160	$93,161
Less: Preferred Share dividends	(128)	(135)

Net income attributable to common shareholders	$142,032	$93,026

Denominator (in 000s of shares):
Basic weighted average shares outstanding	116,670	101,609
Net effect of convertible Preferred Shares	175	267
Net effect of share options assumed to be exercised	800	178

Diluted weighted average shares outstanding	117,645	102,054

Basic earnings per share	$1.22	$0.92

Diluted earnings per share	$1.21	$0.91

Note 17. Commitments, Contingent Liabilities and Other

(a) The Company is one of numerous defendants in a lawsuit that has been filed in Delaware Chancery Court, alleging breaches of fiduciary duty and invalid merger and conversion relating to the Transaction. In 2012, the Court dismissed the invalid merger and conversion claim as against all defendants. Accordingly, the case has been narrowed and only the breach of fiduciary duty claim remains as against the Company. In November 2013, an agreement in principle was reached settling the matter, subject to agreement being reached on the settlement documents, notice being sent to class members and a hearing on the fairness of the settlement and Court approval. It is anticipated that the Company will not suffer a loss as a result of the settlement.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$14,179	$11,161
Payments and other adjustments made during the year	(7,271)	(4,560)
Warranties issued during the year	6,259	7,701
Adjustments made for pre-existing warranties	(33)	(123)

Balance, end of year	$13,134	$14,179

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Years of Expiry
2014	$6,062
2015	5,254
2016	4,586
2017	4,337
2018	3,923
Thereafter	6,302

$30,464

Brookfield Residential Properties Inc.	75

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(d) As at December 31, 2013, $2.0 million (December 31, 2012 – $25.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $22.1 million (December 31, 2012—$62.7 million).

Note 18. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at December 31, 2013, amounted to $10.7 million (December 31, 2012 – $13.3 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at December 31, 2013, these guarantees amounted to $256.4 million (December 31, 2012 – $274.7 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 19. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the year ended December 31, 2013, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

76	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the years ended December 31, 2013 and 2012, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2013, unrealized pre-tax losses of $nil (2012 – pre-tax losses of $18.2 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. On December 14, 2012, the Company settled its Canadian denominated debt in full and therefore no longer has a net investment hedge at December 31, 2013.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

As at December 31, 2013, all of the Company’s financial assets and liabilities, except for the equity swap contract and the interest rate swap contracts, are recorded at their carrying value as it approximates fair value due to their short term nature. Assets and liabilities measured at fair value on a recurring basis include $12.7 million (December 31, 2012 — $9.0 million) of financial assets based on management’s best estimates and $6.5 million (December 31, 2012 — $13.8 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	December 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$12,676	$—	$—	$9,014
Restricted cash	8,169	—	—	13,596	—	—
Cash and cash equivalents	319,735	—	—	49,826	—	—

	$327,904	$—	$12,676	$63,422	$—	$9,014

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	6,497	—	—	13,779	—

	$—	$6,497	$—	$—	$13,779	$—

(a)	The fair value measurement for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($24.19) and the number of underlying shares (1,585,889).

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$9,014	$1,088
Total gains / (losses) for the year:
Included in earnings (or changes in net assets)	3,662	7,926

Balance, end of year	$12,676	$9,014

Note 20. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a) Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2013, the Company had two interest rate swap contracts outstanding totalling $50.0 million at an average rate of 5.08% per annum. The two contracts expire in 2016. At December 31, 2013, the fair market value of the contracts was a liability of $6.5 million (December 31, 2012 – liability of $13.8 million) and was included in accounts payable and other liabilities. Income of $0.1 million was recognized during the year ended December 31, 2013 (2012 – expense of $2.6 million) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2013, the fair value of debt exceeded its book value of all outstanding debt by $2.0 million (December 31, 2012 – fair value of debt exceeded book value by $12.1 million). The lands to which these borrowings relate generally secure these principal amounts.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at December 31, 2013, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.9 million (December 31, 2012 – $0.7 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At December 31, 2013, the fair market value of the total return swaps was an asset of $12.7 million and was included in accounts receivable and other assets (December 31, 2012 – asset of $9.0 million). Income of $3.7 million was recognized related to the total return swaps during the year ended December 31, 2013, (2012 – income of $7.9 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the year ended December 31, 2013 was expense of $17.7 million (2012 – expense of $16.4 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 19 for additional disclosure.

(b) Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c) Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

A summary of the Company’s contractual obligations and purchase agreements as at December 31, 2013 is as follows:

	Payment Due by Period
	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	548,625	69,625	139,250	139,250	200,500
Project-specific financings(2)(3)	26,065	—	26,065	—	—
Secured VTB mortgages(2)(3)	116,580	50,933	44,002	18,105	3,540
Bank indebtedness(2)(3)	206,208	46,337	159,871	—	—
Accounts payable and other liabilities(4)	418,410	418,410	—	—	—
Operating lease obligations(5)	30,464	6,062	9,840	8,260	6,302
Purchase agreements(6)	22,144	16,349	5,795	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 9 for additional information regarding notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 10 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 10 for additional information regarding floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 11 for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 17 for additional information regarding purchase agreements.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 21. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s consolidated statements of operations by reportable segments:

	Year Ended December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$770,657	$402,652	$182,836	$—	$1,356,145
Direct cost of sales	(514,696)	(309,033)	(157,481)	—	(981,210)

	255,961	93,619	25,355	—	374,935
Equity in earnings	(571)	9,277	114	—	8,820
Expenses	(67,468)	(27,750)	(28,110)	(88,589)	(211,917)

Income/(loss) before income taxes	$187,922	$75,146	$(2,641)	$(88,589)	$171,838

	Year Ended December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$746,360	$454,292	$139,718	$—	$1,340,370
Direct cost of sales	(491,843)	(430,258)	(125,552)	—	(1,047,653)

	254,517	24,034	14,166	—	292,717
Equity in earnings	(353)	11,237	(1,002)	—	9,882
Expenses	(48,346)	(33,571)	(22,749)	(69,303)	(173,969)

Income/(loss) before income taxes	$205,818	$1,700	$(9,585)	$(69,303)	$128,630

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following tables summarize select information on the Company’s consolidated balance sheets by reportable segments:

	As at December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$699,811	$385,860	$439,648	$—	$1,525,319
Land under development	222,139	279,179	121,350	—	622,668
Housing inventory	82,561	78,593	52,195	—	213,349
Model homes	14,266	18,079	5,561	—	37,906

Total land and housing inventory	1,018,777	761,711	618,754	—	2,399,242
Investments in unconsolidated entities	45,242	92,380	68,576	—	206,198
Commercial assets held for sale	32,582	15,151	—	—	47,733
Other assets (1)	193,649	40,652	93,137	363,150	690,588

Total assets	$1,290,250	$909,894	$780,467	$363,150	$3,343,761

	As at December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$636,187	$360,042	$432,464	$—	$1,428,693
Land under development	221,057	312,754	96,338	—	630,149
Housing inventory	79,424	48,035	32,851	—	160,310
Model homes	15,352	13,014	2,738	—	31,104

Total land and housing inventory	952,020	733,845	564,391	—	2,250,256
Investments in unconsolidated entities	30,587	84,274	40,491	—	155,352
Other assets (1)	197,725	56,842	95,257	70,757	420,581

Total assets	$1,180,332	$874,961	$700,139	$70,757	$2,826,189

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, commercial properties, cash, restricted cash and deferred income tax assets.

Note 22. Related Party Transactions

Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the year ended December 31, 2013 were as follows:

•	Interest of $34.7 million was incurred in 2012 relating to a note payable due to Brookfield Office Properties, an affiliate of the Company. The note was paid in full in December of 2012 and there was no balance outstanding at December 31, 2013 or 2012.

•	Interest of $11.7 million was incurred in 2012 relating to an unsecured revolving operating facility with a subsidiary of Brookfield Asset Management Inc. There was no outstanding balance on the facility at December 31, 2013 or 2012.

•	During the year ended December 31, 2013, the Company paid $17.7 million (2012 – $39.8 million) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•	During the year ended December 31, 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33.3 million non-interest bearing promissory note. These transactions were recorded at the exchange amount.

•	During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $25.6 million non-interest bearing promissory note. During the year ended December 31, 2013, the note was repaid in full. These transactions were recorded at the exchange amount.

•	During the year ended December 31, 2013, the Company acquired finished lots from a subsidiary of Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, including a profit share agreement, and was measured at the exchange value of $28.8 million as a purchase of assets.

Note 23. Subsequent Events

On January 24, 2014, the Company received the waiver of conditions from the purchaser for Phase I retail of its mixed-use Seton project in Calgary. The expected revenue from the transaction is C$73.0 million and is expected to close on or around February 24, 2014.

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